June 13, 2008



Joshua B. Deringer, Esq.
Drinker Biddle & Reath  LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996



      Re:	Hatteras Multi-Strategy Fund I L.P.
      	Registration Numbers 333-150618; 811-21685

      	Hatteras Multi-Strategy Institutional Fund L.P.
      	Registration Numbers 333-150620; 811-21986

      Dear Mr. Deringer:

      We have reviewed the registration statements on Form N-2 for the Hatteras Multi-Strategy Fund I L.P. and Hatteras Multi-
Strategy
Institutional Fund L.P. ("Funds") filed with the Commission on May
2,
2008.  We have the following comments.

      Registration Statement

Prospectus

General

		Please explain in your response letter why the private funds in which the Funds invest should not be considered to be integrated with the Funds for the purpose of calculating the number
of beneficial owners of the Investment Funds under Section 3(c)
(1)
of the Investment Company Act of 1940 (the "Act") or, if applicable, disqualifying the funds` exception from the definition of investment company under Section 3(c) (7) of the Act.

		If it is possible for the voting securities of companies excepted from the definition of investment company under Section
3(c)(1) of the Act to constitute more than 10% of the Funds` holdings, explain how the Funds will be managed to deal with the resultant regulatory issues. If companies excepted from the definition of investment company under Section 3(c)(7) of the Act will be acquired, explain why in your view Section 48(a) of the Act should not preclude such investments. If the Funds may invest a material amount of its assets in any one underlying fund, reconcile such investments with the prohibitions of Sections 17(a), (d) &
(e)
of the Act.

	Please state in your response letter whether the Funds intend to seek exemptive or no-action relief from the Commission and, if so, the nature of the relief.

      Please state in your response letter whether FINRA will or has reviewed and raised no objections to the proposed terms and arrangements of this offering.

Prospectus Cover Page

      Consistent with plain English principles, we suggest that you clarify whether the "Advisor Funds" are actually hedge funds.

      Please disclose that an investment in a Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Advisor Funds are subject to special risks.
See
Item 1.1.j. of Form N-2.

      Please revise the table currently appearing on the cover of the prospectus consistent with the requirements in Instruction 6 of Item
1.1.g. of Form N-2.

      With respect to footnote 2 to the pricing table, please disclose how much the Investment Manager and/or its affiliates will pay from their own resources as additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares or servicing of investors.

      Please confirm that the two paragraphs of text preceded by the pricing table and footnotes will appear on the outside front cover of the prospectus. Please delete the last sentence of the third paragraph, or state that the Funds will amend the prospectus for any material changes.

	May a Fund terminate the offering at any time? If so, expand the discussion to indicate the circumstances under which the Fund may terminate the offering and identify any material risks to either the then existing Partners or to potential investors.

      Please revise the lead-in sentence of the paragraph beginning with "[t]he Units will not be listed on any securities exchange and it is not anticipated that a secondary market for the Units will develop" to clarify that there will be no secondary market for the Units. Moreover, this section should be located the outside of the cover page and be accompanied with the caption "Units are an Illiquid
Investment."

      Please confirm that "Eligible Investors" is defined on the cover page.

      If these offerings will be made in reliance on Rule 415 under the Securities Act of 1933, please furnish the undertakings required by Item 512(a) of Regulation S-K.

      Fund Fees and Expenses

      Please insert the word "less" at the beginning of the fee table line item titled "Fee Reduction and/or Expense Reimbursement." Also, file as an exhibit to the registration statements the contract referenced in footnote 7 to the fee table for the Multi-Strategy Institutional Fund and footnote 8 to the fee table for the Multi-Strategy Fund. Confirm the term of the contract is at least one year.

      Please remove from the Fee Table the line items
"Administrative
Fee" and "Investor Servicing Fee."  Include the fees in
"Investment
Management Fee" or "Other Expenses" and provide an explanatory footnote

      Please disclose that each Fund does not expect to issue debt or preferred shares. In the alternative, add an interest expense and/or preferred share dividend expense line item to the fee table, as applicable.

      Please conform disclosure of the aggregate expenses of the Master Fund and each Fund to the requirements of Instruction 10 h. to
Item 3 of Form N-2.

      The disclosure indicates that Acquired Fund Fees and Expenses are calculated based on "historic fees." Please clarify the meaning of this term.

      What are the "other services" referenced in the first sentence of the paragraph following the Example, titled "Management Fee"?
How
do they differ from the services covered by the Investor and Fund
Servicing Fee?

      Please disclose the services covered by the Investor and Fund
Servicing Fee in the prospectus.

      Are all expenses described in the paragraph titled
"Administrative Services" contained in the fee table? How are the administrative services described in this paragraph different from the ones described in the preceding paragraph?

Funds Summary

      Please disclose that each Fund will provide Partners with 60 days advance notice of any change in a Fund`s name, investment objective or principal strategies.

      Please clarify whether the Funds are "funds of hedge funds."

Investment Objective and Strategies

      The disclosure indicates that the Investment Manager may reduce or terminate the Master Fund`s investments in the Advisor Funds. Disclose how easily the Investment Manager will be able to reduce or terminate an Advisor Fund holding at net asset value. In this regard, will the Master Fund be required to pay any additional amounts to terminate a position in an Advisor Fund?

      Please apply consistently the terms "asset classes" and "investment strategies"; they should not be used interchangeably. Please define the six "asset classes" referenced in this section of the disclosure, and disclose their principal risks in the section of the prospectus dedicated to risk disclosure.

      Please define and explain all of the Funds` investment strategies listed in this section of the disclosure, and disclose their principal risks in the section of the prospectus dedicated to risk disclosure.

      The disclosure indicates that the Investment Manager will use quantitative analysis to screen the universe of available Advisor
Funds. In your response letter, describe the types of quantitative data regarding the Advisor Funds that will be available to the Adviser and identify the source of such information.

      The discussion indicates what the Investment Manager will consider when deciding whether to invest in a particular Advisor Fund. In your response letter explain the source of the information upon which the Investment Manager will rely with respect to both the
Advisor Funds and their investment managers and whether the information is available to the public.

      Clarify whether or not, when deciding to invest in a particular
Advisor Fund, the Investment Manager will also consider any of the following: (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the
Advisor Fund; or (3) Advisor Fund liquidity or repurchase programs.

      What will the Funds` rights and status be in relation to all other Advisor Fund investors?

      To what extent will the Funds invest in emerging market and other foreign securities? Please disclose in this section of the prospectus.

      Disclose the extent to which the Funds expect to borrow for all purposes. If the Funds are authorized and intend to borrow money for investment purposes, the fee table must show the amount of interest payments on borrowed funds. Please add appropriate disclosure accordingly.

      Disclose the maximum extent to which the Board may modify a Fund`s borrowing policies, including percentage limitations and purposes of borrowings.

      Clarify whether any of the Advisor Funds are subject to any maximum amounts of leverage that can be employed. If there is none, so state.

      Indicate where appropriate in the prospectus whether the Funds could invest in Advisor Funds that leverage beyond 300%. Will the Funds establish any quantitative guidelines or policies concerning Advisor Funds that leverage? What is the maximum amount a Fund may leverage when aggregating the borrowings of the Fund and that of the
Advisor Funds?

      Disclose whether or not there are any percentage thresholds or other parameters that the Investment Manager will use as guidelines when determining whether an Advisor Fund is using an inappropriate degree of leverage. Will the Investment Manager be given access to all of the information that its needs, on a timely basis, to enable it to perform the monitoring activities described in the third sentence?

      To the extent applicable, highlight the Funds` ability to
(1)
effect service of process within the U.S. on foreign Advisor
Funds;
(2) enforce judgments obtained in U.S. courts against foreign
Advisor
Funds based upon the civil liability provisions of the U.S. federal securities laws; (3) enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and (4) bring an original action in an appropriate foreign court to enforce liabilities against an Advisor Fund or other person based upon the U.S. federal securities laws. Also, clarify whether Unitholders would ever be able to bring claims directly against the Advisor Funds, domestic or foreign, or whether all such claims must be brought by the Board on behalf of Unitholders. Please provide a similar analysis with respect to the
Offshore Fund.

      Provide examples of the circumstances where the Board could determine that continued investment of a Partner in a Fund is not in
the best interests of the Fund.   In this regard, clarify whether
the
right of the Funds to require a Partner to tender all of his or her
Units could only arise in the context of a voluntary tender by a Partner. Also, in your response letter discuss the legal basis that gives the Board, in its sole discretion, the authority to require a
Partner to tender all of his or her Units.

Risk of Investing in the Funds

      The disclosure pertaining to the Funds` valuation procedures indicates the Funds will defer to the Advisor Funds` valuation methodologies. Please explain supplementally why this is consistent with the duties of the Funds` trustees to determine fair valuation procedures. Also disclose the conflict of interest resulting from the Advisor Funds` advisers` compensation scheme, i.e., that asset-based compensation gives the advisers a reason to overvalue assets under management.

      Disclose the percentage of Fund assets to be invested in non-voting securities and explain why the Funds would purchase such securities or forego their right to vote securities they own.
What
adverse regulatory consequences would the Adviser seek to avoid by purchasing non-voting interests in Advisor Funds?

      Describe any possible impediments to monitoring the performance of the Advisor Funds on a regular basis.

      Disclose how regularly the Adviser will monitor Advisor Fund returns, contact Advisor Fund managers to discuss performance, evaluate Advisor Funds and reallocate Fund assets. Also disclose how much time the reallocation process is expected to take.

      Clarify whether the Advisor Funds may redeem their shares in-kind and the Funds may receive securities that are illiquid or difficult to value. Expand this disclosure to indicate the risk this presents to the Funds. Please disclose under what circumstances Advisor Funds would likely make an in-kind payment to the Funds. Do the Funds negotiate the terms of redemption and sale with Advisor Funds, or are the terms of investment established by the Advisor Funds?

      Disclose the approximate amount of time that is likely to lapse
(1) between the time a Partner submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for Units tendered.

      Please disclose the risk that investors may not be able to "cut their losses" when a Fund performs poorly because of the restrictions on the transferability of Units.

      Indicate how the Board will be able to discharge its duty to determine the fair value of a Fund`s assets in light of the disclosure in this section regarding the lack of transparency of Advisor Fund operations; and the Funds` inability to obtain information about the securities in which the Advisor Funds invest, or their valuation.

      Indicate that a Fund`s strategy may be negated where one
Advisor Fund purchases securities of an issuer whose securities are being sold by another Advisor Fund.

      Clarify whether there are any limits on the amount of the Funds` potential liability resulting from an agreement to indemnify an Advisor Fund and its investment managers. In this regard, in your response letter provide us with your views as to whether the Funds` agreement to indemnify an Advisor Fund and/or its investment managers implicates Section 18 of the 1940 Act.

      The information contained in the last sentence of the section titled "Turnover" should be accorded separate risk factor treatment.
In this regard, provide, in a footnote to the Fund`s fee table, the approximate range of the expenses that the Fund may incur when it liquidates a position in an Advisor Fund. Also, please quantify the level of turnover anticipated within Advisor Funds.

      Please include in this section detailed descriptions of the risks of each hedge fund investment strategy and asset class described in the prospectus.

      Consider providing a risk factor that discusses in greater detail counterparty credit risk. In this regard, indicate whether the Adviser or the investment managers, as applicable, will consider the creditworthiness of the counterparty and, if so, describe the parameters that will guide them in deciding whether to deal with a particular counterparty or to concentrate any or all of their transactions with one counterparty.

		Disclose whether, and the extent to which, there is any limit on the amount the Fund may invest (directly or indirectly) in foreign assets.

      Disclose how the Funds intend to monitor the turnover rates of the Advisor Funds.

      Please describe how conflicts of interest will be resolved.




Calculation of Net Asset Value

		With respect to the Net Asset Valuation discussion see, generally, the net asset valuation discussion contained in DB
Hedge
Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104). In this regard, confirm, add to or revise, as appropriate, all applicable sections of the prospectus
(not merely the discussion appearing under the heading "Net Asset Valuation") consistent with, but not limited to, the DB Hedge Fund Strategies Fund LLC net asset valuation discussion.

      Add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Advisor Funds.

      Clarify whether a Partner may have a cause of action if he or she purchases under valuations that are not appropriate.

		How will NAV be calculated in the event that the last day of an accounting period is a holiday?

		What permits the Funds to suspend calculation of net asset value under the circumstances set forth in subparagraphs (c), (d) and
(e) of the disclosure?

Repurchase of Shares

      The prospectus indicates that repurchases are expected to occur quarterly. It therefore appears that the Funds can repurchase Units prior to completion of the annual audits of the Advisor Funds. Describe the potential risks to Partners of a repurchase without the information of an audit.

		May payment in connection with any repurchase offer be made partly in cash and partly in-kind? If so, will all Partners be treated the same? If not, please explain how these distributions might be handled and why, in your view, the contemplated approach complies with Section 18 of the 1940 Act. Additionally, please disclose that interests in Advisor Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Partners of acquiring and holding these assets. Moreover, disclose if true, that certain Partners would be prohibited from even holding such securities. Expand the discussion to indicate that Partners will also incur brokerage and/or placement fees and bear market risk until such time as they convert securities that they have received as a result of an in-kind distribution into cash.

      We suggest that you consider including a hypothetical example of a repurchase offer that gives effect to the repurchase procedures.

      Provide examples of the circumstances where a Fund would require a Partner to tender all shares held.

      State whether or not the Funds could ever agree to indemnify an
Advisor Fund and/or its investment manager(s).

      Clarify whether Partners will receive the estimated monthly
NAV
free of charge.

Statement of Additional Information

Fundamental Policies

      The Funds` investment restrictions regarding senior securities and borrowing indicate that the Funds may not engage in these activities except to the extent permitted by the Act and the rules and interpretive positions of the SEC thereunder. Add a discussion to the narrative following the policies explaining the meaning and significance of these policies.

      Please revise the Funds` concentration policy to conform to the requirements of the Act. . Also, the disclosure indicates that the industry classifications adopted by the Funds "are not a fundamental policy." What is the meaning of this statement? Do the Funds claim to be able to change industry classifications without partners` approval? If so, would this violate Section 13 (a) (3) of the Act?

Investment Management and other Services

      This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract.
Please include this information in the disclosure.  See
Instruction
to Item 18.13 of Form N-2.

	Closing

      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the Funds request acceleration of the effective date of the pending registration statements, they should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
      Should you have any questions regarding this letter, please contact me at (202) 551-6965.


						Sincerely,



						Vincent J. Di Stefano
						Senior Counsel




















Joshua B. Deringer, Esq.
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